GAIA, INC.
833 West South Boulder Road
Louisville, CO 80027
June 27, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Rebekah Reed

Re:         Acceleration of Effective Date
Gaia, Inc.
Registration Statement on Form S‑1 (File No. 333-280271)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Gaia, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:30 p.m., Eastern Time, on July 1, 2024, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Jason Hille of Foley & Lardner LLP, counsel to the Registrant, of such effectiveness by a telephone call to (414) 319-7336.

Very truly yours,

Gaia, Inc.

By:	/s/ Ned Preston
Ned Preston
Chief Financial Officer